Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	MONDAY, AUGUST 5 2013

Performance Statistics

On-Time Experience for the Weekend (August 2-4)

American	Fri	Sat	Sun	MTD	Target
D-0	49.2	53.3	59.2	52.9	57.5
A+14	75.1	78.3	85.4	78.1	74.7

Eagle
D-0	40.1	47.4	59.3	50.7	71.0
A+14 DOT	48.6	64.0	74.8	63.6	80.6

Every Bag Counts

American	Sun	MTD*	DOT Standard
	2.83	2.99	2.85

* DOT claims per 1000 customers

Announcements

» European Commission Approves Pending American-US Airways Merger

Today, American and US Airways announced the two carriers have received clearance from the European Commission under the EC Merger Regulation for our proposed merger. With this approval, we are one step closer to the completion of our merger with US Airways and our future as a premier global carrier. In its review of our pending merger, the European Commission cited competitive concerns related to the London Heathrow (LHR)-Philadelphia (PHL) route. As a result, US Airways will release one slot at LHR, and we are taking steps to foster competition on the route. Despite the slot release, our combined network will continue to provide significant options for traveling to London and the rest of Europe through our hubs and other key airports. Find out more in the news release in American’s Newsroom.

» Last Chance to Cast Your Vote for American’s Ultimate Silver Screen Role

More than 600 of you have voted for your favorite American Airlines silver screen appearance in our poll on new Jetnet! Don’t forget, in order for you to have a chance to win a Gogo Inflight Wi-Fi code, you need to send an email to internal.sweepstakes@aa.com from your aa.com email address to let us know you voted. The promotion ends on Sunday, Aug. 11, so be sure to get your email vote in this week!

» Learn How to Prevent Heat Stress

We all enjoy summer’s extended daylight hours and opportunities for fun in the sun. However, the rising temperatures that accompany these days can lead to fatigue, cramps or even heat exhaustion. This is especially true for the thousands of our people who spend regular hours performing strenuous activity in the summer sun. Find out more about what you can do to avoid heat stress and enjoy a safe summer, with tips shared by Tryphena Ebizie, FitMatters Program Manager – ORD, on classic Jetnet’s Employee Safety page.

» American Shows Diversity Commitment with Inflight Movies Such as 42

Watch the premier airing of 42 – The Jackie Robinson Story, playing domestically for the month of August. Plus, read more about the making of the film and how Robinson broke the color barrier in Major League Baseball and sparked social change in a special interview with Robinson’s daughter, Sharon Robinson, conducted by American Way.

Diversity Advisory Council and Employee Resource Groups Recognition

American has been recognized as one of the Top 10 Best Companies with Employee Resource Groups by the Diversity MBA Magazine. This recognition acknowledges companies that have engaged employees to provide an opportunity to share their experiences for the purpose of growing the company, building leaders and enhancing performance in the workplace and marketplace. American was recognized for having leading practices in the category of Best Places for Employee Resource Groups to Thrive. Our AMR Diversity Advisory Council was also recognized, for the fifth consecutive year, as one of the Top 25 Diversity Councils in the Country for 2013! The Diversity Council Honors Award recognizes the outstanding contributions and achievements of employee Diversity Advisory Council members who actively promote diversity and inclusion in their company.

AMR in the News

From the Fort Worth Star-Telegram

American Debuts E-175 at O’Hare

American debuted its new Embraer 175 at Chicago O’Hare on Aug. 1. The 76-seat regional jet is part of the oneworld alliance member’s strategy to “right-size” the aircraft in its fleet, said Charles Shubert, Vice President – Network Planning at American – something that it hopes to achieve with the E-175s as well as new Airbus A319s and A321s that it has on order. The aircraft will allow American to better optimize its domestic schedules by increasing the number of large regional jets in its fleet and providing it with a variant between its 65-seat Bombardier CRJ700s and 128-seat A319s, the latter of which enters service on Sept. 16. “We wanted to try to close the gap as best we could, as quick as we could,” says Schubert on American’s decision to contract Republic Airlines to fly the E-175s under a 12-year capacity purchase agreement. Republic Airlines, which already operates the E-175s for Delta and US Airways, acquired and placed the type into service with American branded with the new American Eagle livery. American and Republic announced the order for 47 aircraft in January. American launched service on the E-175s to Albuquerque, N.M., New Orleans and Pittsburgh from O’Hare.

oneworld News

From Bloomberg

British Airways Parent IAG Wins Favor as Revamp Beats Lufthansa

British Airways parent IAG won investors’ praise for the speed it’s applying to the turnaround at its Iberia unit, contrasting with the cool reception Lufthansa received for its own efforts. IAG reported operating profit of 245 million euros ($324 million) for the second quarter, compared with a 4 million-euro loss a year earlier, helped by a lower deficit at Iberia that broke a negative trend at the Spanish airline had lasted 11 quarters. At Lufthansa, reported operating profit fell 27 percent to 431 million euros on stagnant sales of 7.89 billion euros. IAG, Europe’s third-largest airline group, said passenger revenue per available seat kilometer rose 2.8 percent in the first six months, while Lufthansa reported a 1 percent decline. In the second quarter, yields at Lufthansa declined 2.5 percent, after rising 0.9 percent in the first, and 3 percent in the fourth quarter last year. British Airways also has changed pricing at some flights out of London Gatwick airport to fend of low-fare rivals.

Industry News

From the San Jose Mercury News

Delta Will Fly Hourly LAX-SFO Shuttle

Delta is joining the crowded, competitive skies over California with a new business travel shuttle. The airline will launch hourly shuttle service between San Francisco and Los Angeles starting Sept. 3. The 14 daily flights (in each direction) will depart hourly starting at 7 a.m. Monday-Friday. They will be operated by Compass Airlines, a partner of Delta Connection, with Embraer E-175 aircraft that seat 76 passengers – 12 in first class, 12 in economy comfort and 52 in economy. Delta plans to have dedicated counters for shuttle passengers, allowing check-in as close as 30 minutes before departure.

Crude Oil and Jet Fuel

Closing Fuel Prices for Friday, August 2

Crude oil was $106.94 a barrel, down $0.95 from the previous day.

Jet fuel price was $124.99 a barrel, down $0.57.

Safety First – Tip of the Week

Heat stress is a serious hazard. In 2010, 4,190 U.S. workers suffered from heat illness and 40 died from heat stroke and related causes on the job. Always take precautions to protect yourself from heat stress in the summer, such as drinking plenty of fluids, taking frequent rest breaks and getting out of the heat if you start to feel ill.

Remember to report business ethics, safety and compliance concerns to the Ethics Point Hotline – 1-877-422-3844.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.